UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of June, 2009
Commission File Number 000-31212
Metal Storm Limited

(Translation of registrant’s name into English)
Building 4, 848 Boundary Road, Richlands,
Queensland, Australia 4077

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

METAL STORM LIMITED ACN 064 270 006
METAL STORM 3GL ASSAULT RIFLE
FIRING VIDEO RELEASED
Brisbane, Australia — 29 June 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
On 25th June 2009 Metal Storm released a CEO Bulletin to Shareholders, which included an announcement that the Company had completed a series of shoulder fire trials of its 3GL three shot grenade launcher integrated to an infantry assault weapon.
The Company is pleased to report that a video showing highlights of this firing event has now been posted on the Company website.
To view the video please visit:
http://www.metalstorm.com/release/3GL-Assault-Weapon-Integration.html
To view the CEO Bulletin please visit:
http://www.metalstorm.com/ceobulletin/
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact: Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system. Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

METAL STORM LIMITED ACN 064 270 006
Share Purchase Plan Update
Brisbane, Australia — 30 June 2009: Metal Storm Limited (ASX trading code: MST, OTC Symbol: MTSXY).
A number of shareholders have contacted Metal Storm informing the Company that they have not received copies of the Share Purchase Plan (SPP) application forms.
If you are a shareholder and have not received your documentation please contact the Company’s share registry, Computershare Investor Services Pty Ltd on 1300 552 270 or international +61 3 9415 4000.
Notes:
Metal Storm’s Australian Stock Exchange trading code: MST
Metal Storm’s OTC Symbol: MTSXY
Company Contact:
Australia & USA
Dr Lee Finniear — Chief Executive Officer, Metal Storm Limited — Ph: +61 7 3123 4700
About Metal Storm
Metal Storm Limited is a multi-national defence technology company engaged in the development of electronically initiated ballistics systems using its unique “stacked projectile” technology. The company is headquartered in Brisbane, Australia and incorporated in Australia. Metal Storm Limited technology and products are represented in the USA by Metal Storm Inc., which has offices in Arlington Virginia.
Metal Storm is working with government agencies and departments, as well as industry, to develop a variety of systems utilising the Metal Storm non-mechanical, electronically fired stacked ammunition system.
Metal Storm’s weapon technology uses computer-controlled electronic ignition and a system of stacked projectiles, to achieve a completely non-mechanical gun that is very lightweight and compact, providing a very high firepower to weight ratio. The Metal Storm weapons system utilizes multiple barrels mounted together on one platform which allows varying munitions types to be deployed in a single, low cost, lightweight weapon system. Firing the weapons by electronic ignition requires no moving parts, allowing reliable long term unattended weapon operation.
Safe Harbour
Certain statements made herein that use the words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the company to be materially different from those which may be expressed or implied by such statements, including, among others, risks or uncertainties associated with the development of the company’s technology, the ability of the company to meet its financial requirements, the ability of the company to protect its proprietary technology, potential limitations on the company’s technology, the market for the company’s products, government regulation in Australia and the US, changes in tax and other laws, changes in competition and the loss of key personnel. For additional information regarding these and other risks and uncertainties associated with the company’s business, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission, including the company’s Form 20-F.

Metal Storm Limited
Notice of Meeting of Shareholders and
Explanatory Statement
Meeting to be held at Cairns Room, Management House, Australian Institute of Management, cnr Boundary & Rosa Streets, Spring Hill, Brisbane
on 31 July 2009
commencing at 2:00 pm

Notice of Meeting of Shareholders
Metal Storm Limited
Notice of Meeting of Shareholders
Notice is hereby given that a meeting of Shareholders of Metal Storm Limited will be held at the Cairns Room, Management House, Australian Institute of Management, cnr Boundary & Rosa Streets, Spring Hill, Brisbane, on 31 July 2009 commencing at 2:00 pm EST.
Business
Resolution 1: Approval of amendments to the Existing Note Terms
To consider and, if thought fit, pass the following as an ordinary resolution:
That subject to and conditional upon the Company obtaining Note Holder approval of the Note Holder Resolution, for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the modification of the Existing Note Terms, by amending the Existing Note Terms in the manner generally described in the Explanatory Statement and as detailed in the Amendment Deed produced at the meeting.
Resolution 2: Approval of issue of Unquoted Options
To consider and, if thought fit, pass the following as an ordinary resolution:
That subject to and conditional upon Resolution 1 being passed and becoming unconditional, for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 101,677,389 Unquoted Options to Eligible Note Holders who elect to hold Secured Notes.
Resolution 3: Approval of issue of Quoted Options
To consider and, if thought fit, pass the following as an ordinary resolution:
That subject to and conditional upon Resolution 1 being passed and becoming unconditional, for the purposes of ASX Listing Rule 7.1 and for all other purposes, Shareholders approve the issue of up to 176,720,447 Quoted Options to Eligible Option Holders.
Resolution 4: Approval of issue of Quoted Options to O’Dwyer Related Parties
To consider and, if thought fit, pass the following as an ordinary resolution:
That subject to and conditional upon:
(a)	Resolution 3 being passed and becoming unconditional; and

(b)	the O’Dwyer Related Parties being Option Holders immediately prior to the expiry of the Existing Notes on 31 August 2009, for the purposes of ASX Listing Rule 10.11 and for all other purposes, Shareholders approve the issue of 33,819 Quoted Options to Terence O’Dwyer and an associated person and entity of Terence O’Dwyer, as detailed in the Explanatory Statement.

Notice of Meeting of Shareholders
Metal Storm Limited
Explanatory Statement
The accompanying Explanatory Statement forms part of this Notice of Meeting and should be read in conjunction with it.
The Glossary in the Explanatory Statement contains definitions of capitalised terms used in this Notice of Meeting and the Explanatory Statement.
Voting entitlements
In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Board has determined that a person’s entitlement to vote at the meeting will be the entitlement of that person set out in the register of Shareholders as at 7.00 pm EST on 29 July 2009. Accordingly, transactions registered after that time will be disregarded in determining Shareholders’ entitlement to attend and vote at the meeting.
Voting exclusion statement
The Company will disregard any votes cast on:
•	Resolution 1 and Resolution 2 by a Note Holder and any associate of a Note Holder;

•	Resolution 3 by an Option Holder and any associate of an Option Holder; and

•	Resolution 4 by Terence O’Dwyer, Pauline O’Dwyer, Louclaben Pty Ltd and any of their associates.
However, the Company need not disregard a vote if:
•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.
Proxies
Please note that:
(a)	a Shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy;

(b)	a proxy need not be a Shareholder of the Company;

(c)	a Shareholder may appoint a body corporate or an individual as its proxy;

(d)	a body corporate appointed as a Shareholder’s proxy may appoint an individual as its representative to exercise any of the powers that the body may exercise as the Shareholder’s proxy; and

(e)	Shareholders entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise, but where the proportion or number is not specified, each proxy may exercise half of the votes.

Notice of Meeting of Shareholders
Metal Storm Limited
The enclosed proxy form provides further details on appointing proxies and lodging proxy forms. If a Shareholder appoints a body corporate as its proxy and the body corporate wishes to appoint an individual as its representative, a certificate or letter of appointment of corporate representative should be completed and lodged in the manner specified below.
Corporate Representative
Any corporate Shareholder who has appointed a person to act as its corporate representative at the meeting should provide that person with a certificate or letter executed in accordance with the Corporations Act authorising him or her to act as that company’s representative. The authority may be sent to the Company or its share registry in advance of the meeting or handed in at the meeting when registering as a corporate representative. An Appointment of Representative Form is available from the Company’s share registry if required.
By order of the Board of Directors
P R Wetzig, FCIS
Company Secretary
Metal Storm Limited
30 June 2009

Explanatory Statement
This Explanatory Statement has been prepared for the information of Shareholders in relation to the business to be conducted at the meeting of Shareholders on 31 July 2009.
This Explanatory Statement is provided to Shareholders to assist them in deciding how to vote on the Shareholder Resolutions in the Notice of Meeting.
This Explanatory Statement should be read in conjunction with the Notice of Meeting. Capitalised terms in this Explanatory Statement are defined in the Glossary.
1 Background
1.1 Issue of the Existing Convertible Notes
The Company and the Trustee entered into the Trust Deed under which a total of 203,703,704 Existing Convertible Notes were issued pursuant to the 2006 Offer on 1 September 2006 to Shareholders and Harmony Investments as a sub-underwriter of the 2006 Offer.
The Existing Convertible Notes were issued to fund the advancement of the Group’s commercialisation strategy and to finance specific product development programs.
The general terms of issue of the Existing Convertible Notes are as follows:
(a)	the face value of each Existing Note is $0.135;

(b)	the Existing Convertible Notes have a maturity date of 1 September 2009;

(c)	each Existing Convertible Note can be converted into Shares at the lesser of $0.135 per Share or 90% of the volume weighted average price of Shares during the 30 business day period preceding conversion; and

(d)	the Existing Convertible Notes bear interest at a rate of 10% per annum, with interest payable quarterly.
As at the date of this Explanatory Statement, the Company has 143,268,195 Existing Convertible Notes on issue.
1.2 Issue of the Existing Options
A total of 176,850,055 Existing Options were also issued pursuant to 2006 Offer on 1 September 2006 as follows:
•	one Existing Option was issued for every two Existing Convertible Notes allotted under the 2006 Offer for no additional consideration; and

•	75 million Existing Options were issued to Harmony Investments in consideration of Harmony Investments providing a working capital facility to the Company and sub-underwriting the 2006 Offer.
No additional funds were raised by the issue of the Existing Options as their issue was tied to the issue of the Existing Convertible Notes pursuant to the 2006 Offer.

The general terms of issue of the Existing Options are as follows:
(a)	the Existing Options have an exercise price of $0.15;

(b)	each Existing Option entitles the holder to subscribe for one Share upon exercise of the Existing Option and payment of the exercise price; and

(c)	the Existing Options have an expiry date of 31 August 2009.
As at the date of this Explanatory Statement, the Company has 176,756,604 Existing Options on issue.
1.3 Current status of product development programs
The Group is actively developing the following products:
(a)	3GL — a semi-automatic 3 shot 40mm modular under-barrel grenade launcher;

(b)	FireStorm™ — a 4 barrel 16 shot 40mm remotely operated weapon system;

(c)	MAUL™ — a semi automatic 18mm (12 gauge) multi-shot accessory underbarrel launcher; and

(d)	a range of 40mm and 18mm lethal and less lethal ammunition.
Schedule 1 provides further details about the products, their competitive selling proposition and the current status of their development. Further announcements about product developments may be released to ASX after the printing of this Notice of Meeting. All of the Company’s announcements are available through ASX (www.asx.com.au — ASX ticker code MST) and the Company’s website (www.metalstorm.com).
The Directors expect that either or both of the 3GL and the MAUL™ will be available for production purposes within 18 months.
1.4 Group’s current position
The Group’s financial position as at the date of printing of this Explanatory Statement is as follows:
(a)	the Group had approximately $1.3 million in cash;

(b)	without a cash injection, the Directors anticipate that the Group would exhaust its cash resources prior to the maturity of the Existing Convertible Notes;

(c)	at the Maturity Date, the Group will be liable to repay Note Holders approximately $19.3 million, unless the Note Holders opt to convert all of their Existing Convertible Notes into Shares, or the Maturity Date is extended; and

(d)	given the Group’s current financial position, it seems unlikely that a substantial number of Existing Convertible Notes (which are debt securities) will be converted to Shares (which are equity securities and rank behind debt securities) before the Maturity Date.
Therefore, the Group has insufficient funds to repay the Face Value of the Existing Convertible Notes on the Maturity Date.

1.5 The Group’s future
In order for the Group to have a viable future:
(a)	the Group needs to raise short term cash to enable it to continue to operate and put the Shareholder Resolutions to the Shareholders and the Note Holder Resolution to Note Holders, and to find an equity investor (see section 1.6);

(b)	the Maturity Date needs to be extended and the Group must reduce the amount of cash spent on interest payments on the Notes (see section 2); and

(c)	the Group needs to obtain a further equity investment prior to the date when existing cash and SPP funds are exhausted to enable it to continue in operation (see section 1.7).
1.6 Share purchase plan
On 15 June 2009 the Company offered Shareholders an opportunity to participate in a SPP. The SPP will allow each Shareholder to subscribe for up to $10,000 of Shares. It is currently proposed that the SPP will close on 30 June 2009.
The Company is seeking a minimum of $2 million under the SPP. The funds raised under the SPP will be held on trust.
If less than $2 million is received under the SPP, the Company will withdraw the Shareholder Resolutions and the Note Holder Resolution, and the subscription monies received under the SPP will be returned to Shareholders.
Unless Resolution 1 and the Note Holder Resolution (which are described as the Amendment Resolutions in this document) are approved by Shareholders and Note Holders respectively:
•	Shares will not be issued under the SPP; and

•	the subscription monies received under the SPP will be returned to Shareholders.
Provided that the Amendment Resolutions are approved, the funds raised under the SPP will be used to fund the Group’s operations until a major capital raising can be finalised.
1.7 Major capital raising
In addition to the SPP, the Company has been pursuing a major capital raising and seeking other sources of equity. Those opportunities are advancing but are not certain at this time.
Without a major capital raising, the Group cannot continue in operation. The Company expects that the combination of the SPP, the Proposal and a major capital raising will enable the Group to get one or more of the products to a production-ready stage and commence the marketing process. For the Company to get to that stage, it is expected to need a further $10-$15 million of additional capital from the SPP and subsequent raising. The amount required is difficult to forecast due to the nature of the Company’s research and development activities.

Any future capital raising will dilute the holdings of current Shareholders. Given the size of the proposed capital raising, Shareholder approval for the issue of equity securities will be required under both the ASX Listing Rules and the Corporations Act.
See section 7.2 for further information.
2 The Proposal
2.1 Details of the Proposal
It is proposed that:
(a)	the Maturity Date of the Existing Convertible Notes will be extended to 1 September 2011;

(b)	the Existing Convertible Notes will be divided into two classes, Secured Notes and Interest Bearing Notes;

(c)	Note Holders will hold Interest Bearing Notes unless they elect to hold Secured Notes. The Interest Bearing Notes will be the same as the Existing Convertible Notes except the maturity date will be 1 September 2011;

(d)	Note Holders will be issued Unquoted Options if they elect to hold Secured Notes; and

(e)	a charge be granted over all of the assets of the Company to secure the obligations of the Company in respect of the Secured Notes,
(collectively, the Proposal).
The Company also proposes to make an offer of Quoted Options at an issue price of $0.001 (0.1 of a cent) to Eligible Option Holders, including the O’Dwyer Related Parties, after the expiry of the Existing Options on 31 August 2009. Except for the issue price and the expiry date of 1 September 2011, the terms of the Quoted Options, including the exercise price of $0.15, will be the same as the Existing Options.
For more detailed information, please refer to:
Schedule 2: Summary of proposed amendments to the Existing Note Terms;

Schedule 3: Unquoted Option terms; and

Schedule 4: Quoted Option terms.
2.2 Details of the classes of Notes
The Interest Bearing Notes will be the same as the Existing Convertible Notes except the maturity date will be 1 September 2011. This means that the Interest Bearing Notes continue to bear interest at 10% per annum on their Face Value, paid quarterly.
The Secured Notes will not bear interest. However, Note Holders who elect to hold Secured Notes will:

(a)	have the benefit of the Company’s obligations in respect of the Secured Notes being secured by the Charge; and

(b)	receive a one-off issue of Unquoted Options in the ratio of 5 options for each 7 Secured Notes they hold.
Note Holders will still be able to convert their Notes into Shares once every quarter.
Provided that ASX spread requirements can be satisfied:
•	the Interest Bearing Notes will continue to be quoted on ASX with the same code MSTG; and

•	the Company will seek quotation of the Secured Notes.
If granted quotation, the Secured Notes will trade under a new code, which will be advised by ASX.
2.3 Unquoted Options
The Company will make an issue of Unquoted Options to the holders of Secured Notes as an incentive to elect to hold the Secured Notes instead of Interest Bearing Notes. The Unquoted Options will be issued on the basis of 5 Unquoted Options for every 7 Secured Notes held on the record date (likely to be in early September 2009), at no additional consideration. All Eligible Note Holders will be able to elect to hold Secured Notes and be issued Unquoted Options.
The Unquoted Options will not be stapled to the Secured Notes and will be able to be separately traded.
The Company expects to issue a prospectus and election form to Note Holders in early August 2009 as part of the election process.
See Schedule 3 for the terms and conditions of the Unquoted Options.
2.4 Charge and Security Trust Deed
If the Amendment Resolutions are approved, the Company will grant a fixed and floating charge over the assets of the Company in favour of the Trustee for the benefit of the Secured Notes Holders, securing the obligations of the Company to repay the Face Value of the Secured Notes (Charge). The Charge will be tabled at the Note Holder meeting and executed on or about the date of the Note Holder meeting.
The Company will also execute a trust deed between the Company and the Trustee pursuant to which the Trustee has powers to, among others, enforce the Charge for the benefit of the Secured Note Holders (Security Trust Deed). The Security Trust Deed will be tabled at the Note Holder meeting and executed on or about the date of the Note Holder meeting.
Further information about the Charge and Security Trust Deed is provided in the explanatory statement to the notice of meeting of Note Holders. See section 3.5 for details about how to obtain a copy of this document.

2.5 Quoted Options
The ASX Listing Rules do not permit the extension of the exercise period for options. This means that while the Company can put the Amendment Resolutions to Shareholders and Note Holders to amend the terms of the Existing Convertible Notes, it cannot propose a similar amendment to the expiry date of the Existing Options.
If the Amendment Resolutions are approved and the maturity date is extended, the Company proposes to make an offer of Quoted Options to Eligible Option Holders, including the O’Dwyer Related Parties. This will allow the expiry date of the Quoted Options and the Notes to be aligned, which was the intention under the 2006 Offer.
The Quoted Options will be issued on the basis of 1 Quoted Option for every 1 Existing Option held immediately prior to their expiry on 31 August 2009, at an issue price of $0.001.
The Company will seek quotation of the Quoted Options.
The Company expects to issue a prospectus to Eligible Option Holders in early August 2009 for the offer of the Quoted Options.
See Schedule 4 for the terms and conditions of the Quoted Options.
3 Approvals required
3.1 Shareholder approval of amendments to the Existing Note Terms
ASX Listing Rule 7.1 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities comprising more than 15% of the Company issued capital as at 12 months before the date of issue of the relevant securities, subject to certain additions and subtractions.
ASX has advised the Company that Shareholder approval is required under ASX Listing Rule 7.1 for the proposed amendments to the Existing Note Terms. ASX considers that the amendment to the Existing Note Terms is akin to a new issue of Notes because of the potential dilutionary impact of the extension of the Maturity Date given the conversion formula of the Notes. This approval is sought in Resolution 1.
Under the Trust Deed, amendments to the Existing Note Terms require the approval of Note Holders. A meeting of Note Holders will be held to consider the Note Holder Resolution. The Note Holder meeting will be held at 11.00 am on 31 July 2009 at Corrs Chambers Westgarth, Level 35, Waterfront Place, 1 Eagle Street, Brisbane.
The Proposal will only come into effect if the Amendment Resolutions are approved.
3.2 Shareholder approval of the issue of Unquoted Options
The Company is seeking Shareholder approval under ASX Listing Rule 7.1 for the issue of the Unquoted Options so that the Unquoted Options will not need to be counted in the Company’s 15% limit under ASX Listing Rule 7.1. This approval is sought in Resolution 2.

Resolution 2 is conditional upon Resolution 1 being approved. If Resolution 1 is not approved by Shareholders, Resolution 2 will not be put to the meeting.
If Resolution 2 is not approved by Shareholders, the Amendment Resolutions will still become effective and the Proposal will be implemented. The Company can still issue the Unquoted Options without Shareholder approval provided the number of Unquoted Options will be less than the Company’s 15% limit under ASX Listing Rule 7.1 at the time of issue.
If the Proposal proceeds, the Company will have issued Shares under the SPP (see section 1.6) before the date the Unquoted Options are issued. This will have the effect of increasing the number of equity securities the Company can issue without Shareholder approval. Assuming a minimum of $2 million is raised under the SPP and there are no material changes to the Share price prior to the date of issue of Shares under the SPP (which would affect the number of Shares issued), the Company will be able to issue the Unquoted Options under the Company’s 15% limit.
The Unquoted Options will then be counted in the Company’s 15% limit under ASX Listing Rule 7.1, reducing the Company’s flexibility to issue further capital in the next 12 months.
3.3 Shareholder approval of the issue of Quoted Options
The Company is also seeking Shareholder approval under ASX Listing Rule 7.1 for the issue of the Quoted Options. This approval is sought in Resolution 3.
Resolution 3 is conditional upon Resolution 1 being approved. If Resolution 1 is not approved by Shareholders, Resolution 3 will not be put to the meeting.
If Resolution 3 is not approved by Shareholders, the Amendment Resolutions will still become effective and the Proposal will be implemented. However, the Company will not issue the Quoted Options without Shareholder approval as the number of Quoted Options would exceed the Company’s 15% limit under ASX Listing Rule 7.1 at the time of issue.
3.4 Information required by ASX Listing Rule 7.3
For approvals under ASX Listing Rule 7.1, ASX Listing Rule 7.3 requires the Company to disclose certain information to Shareholders.
(a)	Notes
The Proposal will not result in the issue of any additional Notes.
The Note Holders will continue to hold Notes and there will be no new allottees as a result of the Proposal.
The material changes to the Existing Note Terms are set out in Schedule 2. Section 3.5 provides details about how to obtain a copy of the Existing Note Terms showing all of the proposed amendments.
No funds will be raised by the amendment to the Existing Note Terms.

(b)	Unquoted Options
Note Holders that elect to hold Secured Notes will receive a one-off issue of Unquoted Options in the ratio of 5 Unquoted Options for each 7 Secured Notes they hold. If all Eligible Note Holders elect to hold Secured Notes, a maximum of 101,677,389 Unquoted Options will be issued to them.
The Unquoted Options will be issued by 30 October 2009.
The Unquoted Options will be issued to Note Holders that elect to hold Secured Notes for no consideration.
All Eligible Note Holders will be able to elect to hold Secured Notes and be issued Unquoted Options.
The terms of the Unquoted Options are set out in Schedule 3. The Unquoted Options will not be quoted on ASX. No funds will be raised by the issue of the Unquoted Options.
(c)	Quoted Options
Eligible Option Holders will be offered an opportunity to acquire Quoted Options in the ratio of 1 Quoted Option for each 1 Existing Option they hold immediately prior to their expiry on 31 August 2009. A maximum of 176,720,447 Quoted Options will be issued to Eligible Option Holders.
The Quoted Options will be issued by 30 October 2009.
The Quoted Options will be issued to Eligible Option Holders at an issue price of $0.001 per Quoted Option.
Quoted Options will only be issued to Option Holders with a registered address in Australia, New Zealand and any other country approved by the Company.
The terms of the Quoted Options are set out in Schedule 4. The Company will apply for quotation of the Quoted Options.
The maximum amount that may be raised by the issue of the Quoted Options is approximately $176,720. Any funds raised by the issue of the Quoted Options will be used to fund the Group’s operations until a major capital raising can be finalised.
3.5 Approval of Note Holders
The Note Holder meeting has been convened for Note Holders to consider and approve the Note Holder Resolution. The Note Holder Resolution approves the amendments to the Existing Note Terms as well as the following matters that do not require Shareholder approval:
•	various consequential amendments to the Trust Deed;

•	the Charge; and

•	the entry by the Trustee into the Charge and the Security Trust Deed.
The Note Holder Resolution must be determined by a poll as an extraordinary resolution. An extraordinary resolution must be approved at a meeting of Note Holders by Note Holders entitled to cast not less than 75% of the votes of all Note Holders present or represented and voting at the meeting.

The meeting of Note Holders to consider the Note Holder Resolution will be held at 11.00 am on 31 July 2009 at Corrs Chambers Westgarth, Level 35, Waterfront Place, 1 Eagle Street, Brisbane.
A copy of the notice of meeting of Note Holders and the Amended Terms are available for inspection during business hours prior to the meeting at the registered office of the Company at 4/848 Boundary Road, Richlands, Queensland 4077. Alternatively, copies of the documents are available on the Company’s website (www.metalstorm.com) or at ASX’s company announcements platform (www.asx.com.au — ASX ticker code MST) by accessing the notice of general meeting of Note Holders.
3.6 Effect of the Amendment Resolutions
If the Amendment Resolutions are approved, the Amendment Deed will be executed, the Maturity Date will be extended to 1 September 2011 and the Existing Convertible Notes will become Interest Bearing Notes. All Note Holders will hold Interest Bearing Notes.
Note Holders will subsequently be given an opportunity to elect to hold Secured Notes instead of Interest Bearing Notes. This is a separate process which will take place after the Note Holder meeting. If Note Holders do not elect to hold Secured Notes then they will continue to hold Interest Bearing Notes. Further information will be provided to Note Holders in early August 2009 to assist them in making their decision.
See section 4.1 for the consequences of the Amendment Resolutions being approved.
3.7 Shareholder approval of the issue to O’Dwyer Related Parties
ASX Listing Rule 10.11 provides that without Shareholder approval, the Company must not issue or agree to issue equity securities to a related party. Terence O’Dwyer, Pauline O’Dwyer and Louclaben Pty Ltd are related parties of the Company for the purposes of the ASX Listing Rules. This approval is sought in Resolution 4.
Resolution 4 is conditional upon Resolution 3 being approved. If Resolution 3 is not approved by Shareholders, Resolution 4 will not be put to the meeting.
Resolution 4 is also conditional upon the O’Dwyer Related Parties being Option Holders immediately prior to the expiry of the Existing Notes on 31 August 2009. No Quoted Options will be issued if the O’Dwyer Related Parties are not Option Holders at that time.
If Resolution 4 is not approved by Shareholders, the Amendment Resolutions will still become effective and the Proposal will be implemented. However, the Company will not issue the Quoted Options to O’Dwyer Related Parties.

3.8	Information required by ASX Listing Rule 10.13
For approvals under ASX Listing Rule 10.11, ASX Listing Rule 10.13 requires the Company to disclose certain information to Shareholders.
The Quoted Options would be issued as follows:

		Maximum number of
		Quoted Options to be
Name of related party	Nature of relationship	issued
Terence O’Dwyer and Pauline O’Dwyer	Terence O’Dwyer is considered to be a related party by virtue of being a director of the Company.	18,930

	Pauline O’Dwyer is considered to be a related party by virtue of being Terence O’Dwyer’s spouse.

Louclaben Pty Ltd in trust for the O’Dwyer Family Account	Considered to be a related party by virtue of Terence O’Dwyer being a beneficiary under the trust.	14,889
The Quoted Options will be offered to the O’Dwyer Related Parties on the same terms as other Option Holders (see section 3.4(c)).
The Company is in the process of applying to ASX for a waiver to permit the issue of the Quoted Options to the O’Dwyer Related Parties at the same time as Quoted Options are issued to other Option Holders. If the waiver is granted, the Quoted Options will be issued by 30 October 2009.
ASX’s decision on the waiver application will be known before the date of the meeting. If the waiver is not granted, the Quoted Options will not be able to be issued to the O’Dwyer Related Parties.
The Quoted Options will be issued to the O’Dwyer Related Parties at an issue price of $0.001 per Quoted Option.
The terms of the Quoted Options are set out in Schedule 4. The Company will apply for quotation of the Quoted Options.
The maximum amount that may be raised by the issue of the Quoted Options to the O’Dwyer Related Parties is approximately $33. Any funds raised by the issue of the Quoted Options will be used to fund the Group’s operations until a major capital raising can be finalised.
Approval pursuant to ASX Listing Rule 7.1 is not required in order to issue the Quoted Options to O’Dwyer Related Parties as approval is being obtained under ASX Listing Rule 10.11. If approved, the issue of Quoted Options to the O’Dwyer Related Parties, will not be included in the Company’s 15% limit under ASX Listing Rule 7.1.

4 Effect of the Proposal on the Company and Shareholders
This section sets out some of the possible effects on the Company and Shareholders if:
•	the Amendment Resolutions are approved and the Existing Note Terms and the Trust Deed are amended; and

•	Resolution 2, Resolution 3 and Resolution 4 are approved.

4.1	Consequences of the Amendment Resolutions being approved and the Unquoted Options and Quoted Options being issued
(a) Repayment of Face Value of Notes
If the Maturity Date is extended then the Company will not be required to repay the Face Value of the Existing Convertible Notes (being approximately $19.3 million in aggregate) until 1 September 2011.
(b) Interest
The amendments include an extension of the Maturity Date. This means that the Company will have an obligation to continue to pay interest to holders of Interest Bearing Notes for a further two years on a quarterly basis.
The Company has, up to the date of this Explanatory Statement, paid interest on the Existing Convertible Notes without default when it has become payable under the Existing Note Terms.
No interest will be payable on the Secured Notes. This means that, depending on the number of holders of Secured Notes, the Company may reduce its ongoing interest commitment.
Harmony Investments has advised the Company that if the Amendment Resolutions are approved it intends to elect to hold Secured Notes instead of Interest Bearing Notes (see section 6). This means that the Company’s interest liability will be reduced by approximately 66% which equates to approximately $319,130 each quarter.
(c) Conversion of Notes to Shares
All Note Holders will retain an ability to convert their Notes to Shares on a quarterly basis. A Note Holder who holds more than 5% of the Notes on issue (whether Interest Bearing Notes, Secured Notes or a combination of both) may also convert at least 250,000 of their Notes to Shares at any time.
The extension of the Maturity Date will allow Note Holders an additional two years to convert their Notes into Shares.
(d) Issue of Unquoted Options
Unquoted Options will be issued to Note Holders who elect to hold Secured Notes. The Unquoted Options will not be quoted on ASX.

(e) Issue of Quoted Options
An offer of Quoted Options at an issue price of $0.001 will be made to Eligible Option Holders who hold Existing Options immediately prior to their expiry on 31 August 2009. The maximum amount that may be raised by the issue of the Quoted Options to Eligible Option Holders, including the O’Dwyer Related Parties, is approximately $176,753.
The Company will apply for quotation of the Quoted Options.
(f) Dilutonary effect on Shareholders
Extension of the Maturity Date will provide Note Holders with an additional two years to convert their Notes into Shares. Other than this extension, the amendments to the Existing Note Terms do not change the potential for dilution which already exists under the Existing Note Terms. Note Holders will retain an ability to convert their Notes on a quarterly basis. Further, Note Holders who hold more than 5% of the Notes on issue (whether Interest Bearing Notes, Secured Notes or a combination of both) may also convert at least 250,000 Notes at any time up to the extended maturity date.
The conversion ratio of Notes to Shares will remain unchanged.
The exercise of any Unquoted Options will also dilute the holdings of Shareholders. The Unquoted Options can be exercised at any time up to three years after their date of issue. The Unquoted Options have an exercise price of $0.001. The exercise price is significantly below the price that Shares have recently traded as set out in section 8.
Note Holders who are issued Unquoted Options may seek to exercise their Unquoted Options and sell the Shares they are issued in order to profit from any difference between the exercise price of the Unquoted Options and the price that Shares can be sold on ASX.
If a significant amount of Unquoted Options are exercised and the corresponding Shares are sold on ASX, there is a possibility that the price of Shares may fall.
The Unquoted Options are being issued to incentivise Note Holders to elect to hold Secured Notes. As mentioned above, there is no interest payable on the Secured Notes, giving the Company the opportunity to reduce its ongoing interest commitment.
Further dilution will occur upon the exercise of Quoted Options. Quoted Options can be exercised at any time up to 5:00 pm on 1 September 2011. The exercise price is significantly higher than the price Shares have recently traded as set out in section 8.
Option Holders are unlikely to exercise the Quoted Options until the Share price is in excess of the exercise price of $0.15.

4.2	Consequences of the Amendment Resolutions not being approved
Unless the Amendment Resolutions are approved:
•	the terms of the Existing Convertible Notes will remain unchanged;

•	the Maturity Date will remain unchanged;

•	the Company will continue to pay interest on the Existing Convertible Notes until their redemption or conversion on the Maturity Date.
The Company does not currently have sufficient funds to repay the Face Value of the Existing Convertible Notes on the Maturity Date. The SPP will not raise sufficient funds to repay the Existing Convertible Notes on the Maturity Date. For this reason, if the Amendment Resolutions are not approved then the subscription monies under the SPP will be repaid to Shareholders.
As noted in section 1.7, the Company is seeking a major injection of capital. However, no proposal has been finalised and a significant capital raising will require Shareholder approval. It will therefore not be possible to finalise a capital raising before the Maturity Date.
If the Amendment Resolutions are not approved, the Board acknowledges that it is unlikely that the Company will continue as a going concern past the Maturity Date.
The Company will not have sufficient funds to repay the Notes.

4.3	Consequences of Resolution 2 not being approved
If Resolution 2 is not approved by Shareholders, the Amendment Resolutions will still become effective and the Proposal will be implemented provided a minimum amount of $2 million has been raised under the SPP.
The Company can still issue the Unquoted Options without Shareholder approval provided the number of Unquoted Options is less than the Company’s 15% limit under ASX Listing Rule 7.1 at the time of issue. The Unquoted Options will be counted in the Company’s 15% limit under ASX Listing Rule 7.1, reducing the Company’s flexibility to issue further capital in the next 12 months. See section 3.2 for further information.

4.4	Consequences of Resolution 3 not being approved
If Resolution 3 is not approved by Shareholders, the Amendment Resolutions will still become effective and the Proposal will be implemented provided a minimum amount of $2 million has been raised under the SPP.
The Company will be unable to issue the Quoted Options as the number would exceed the Company’s 15% limit under ASX Listing Rule 7.1 at the time of issue. See section 3.3 for further information.

4.5	Consequences of Resolution 4 not being approved
If Resolution 4 is not approved by Shareholders, the Amendment Resolutions will still become effective and the Proposal will be implemented provided a minimum amount of $2 million has been raised under the SPP.
The Company will be unable to issue the Quoted Options to the O’Dwyer Related Parties. See section 3.7 for further information.

5 Directors’ holdings and recommendation
None of the directors of the Company directly hold Existing Convertible Notes. Except for Terence O’Dwyer, none of the directors directly hold Existing Options. See section 3.8 for details of Terence O’Dwyer and his related party holding of Existing Options.
John Nicholls was appointed as a Director of the Company in September 2006 pursuant to an agreement with Harmony Investments. Harmony Investments is the largest holder of Existing Convertible Notes holding 97,902,659 Notes. See section 6 for a statement of Harmony Investments’ intentions in relation to the Note Holder Resolution and the election regarding holding Secured Notes. Harmony Investments also hold 118,726,332 Existing Options.
Notwithstanding his relationship with Harmony Investments, Mr Nicholls considers it is appropriate for him to make a recommendation to Shareholders about the Shareholder Resolutions.
The Directors unanimously recommend that Shareholders vote in favour of Resolution 1, Resolution 2 and Resolution 3. The Directors, (other than Terence O’Dwyer) recommend that Shareholders vote in favour of Resolution 4.
6 Harmony Investments’ intentions
As noted above, Harmony Investments is the beneficial holder of 97,902,659 Existing Convertible Notes. Harmony Investments has advised the Company that it intends to:
(a)	direct its nominee to vote in favour of the Note Holder Resolution; and

(b)	if the Amendment Resolutions are approved, to elect to hold Secured Notes instead of Interest Bearing Notes.
7 Factors to consider
The Directors do not believe there are any advantages in Shareholders voting against Resolution 1.
However, there are a number of factors, both specific to the Company and of a general nature, which may affect the future operating and financial performance of the Company, the value of the Shares and the Company’s ability to repay the Notes at maturity. These factors should be considered by Shareholders when deciding whether to approve the Shareholder Resolutions, the effect of which includes the extension of the Maturity Date by two years and the issue of the Unquoted Options and the Quoted Options.
This section 7 provides a summary of some of these factors but should not be regarded as exhaustive. Shareholders should carefully consider these factors in conjunction with other information contained in this Explanatory Statement before deciding how to vote on the Shareholder Resolutions.

7.1	General factors
(a) No change to priorities in a winding up
As the Notes are debt securities, the Company’s obligation to pay the Face Value and, in the case of Interest Bearing Notes accrued interest, will rank ahead of any repayment of capital to Shareholders in the event of a winding up.
Regardless of whether the Amendment Resolutions are approved, Shareholders will continue to rank behind Note Holders in the event of a winding up.
(b) Dilution of holdings of Shareholders
Shareholders may be diluted by the extension of the Maturity Date as Note Holders may convert their Notes for a further two year period.
The exercise of the Unquoted Options and the Quoted Options will also dilute the holdings of shareholders.
For further information, see section 4.1(f).

7.2	Company specific factors
(a) Failure to raise funds required
The Company is pursuing a major capital raising and seeking other sources of equity. Several of those opportunities are advancing but given the present condition of the capital markets there is no certainty that funds will be able to be raised. If these funds cannot be raised then the Company may not have sufficient funds to repay the Face Value of the Notes on the extended maturity date of 1 September 2011 or to stay solvent in the meantime.
The Group is unlikely to have generated sufficient revenue to repay the Notes by 1 September 2011. If production commences, the Group will have additional cash flow to cover expenses. This may also lead to a favourable effect on the Share price which may encourage Note Holders to convert their Notes into Shares. However it is likely that a further re-financing of the Notes or an additional capital raising may be required at that time to repay the Notes.
(b) Inability to commercialise products
The Group’s technology requires further investment, research, development and testing prior to any commercial sales. The Group does not currently derive any revenue from the commercial sale of any applications of its technology.
The Group cannot be sure of the extent to which the technology or any products it develops will be able to penetrate the potential markets for defence, law enforcement or other commercial application or gain market acceptance.
Even if they perform successfully in research and evaluation trials, it is also not yet known whether the Group will be able to fully develop or commercialise its technology and products.

8 Trading of the Shares, Existing Convertible Notes and Existing Options
Over the last three months:
(a)	the Shares have traded between $0.024 and $0.040;

(b)	the Existing Convertible Notes have traded between $0.067 and $0.120; and

(c)	the Existing Options have traded between $0.001 and $0.008.

Glossary
In this Explanatory Statement, the following terms have the meanings below unless the context otherwise requires:

2006 Offer	the pro rata renounceable rights issue offer and/or the offer of Existing Options to Harmony Investments, as the context requires, made pursuant to a prospectus issued by the Company dated 28 July 2006

Amended Terms	the terms which will govern the Secured Notes and the Interest Bearing Notes if the Amendment Resolutions are approved

Amendment Deed	a deed between the Trustee and the Company to amend the Trust Deed and Existing Note Terms to give effect to the Proposal and tabled at the Shareholder meeting and Note Holder meeting

Amendment Resolutions	Resolution 1 and the Note Holder Resolution

ASX	ASX Limited ACN 008 624 691 or where the context requires, the securities exchange it operates

Charge	has the meaning given in section 2.4

Company	Metal Storm Limited ABN 99 064 270 006

Corporations Act	Corporations Act 2001 (Cth)

Eligible Note Holders	All Note Holders with a registered address in Australia, New Zealand and any other country approved by the Company at the record date (likely to be in early September 2009)

Eligible Option Holders	All Option Holders with a registered address in Australia, New Zealand and any other country approved by the Company immediately prior to the expiry of the Existing Notes on 31 August 2009

Existing Convertible Notes	the unsecured notes which are convertible into Shares, issued pursuant to the Trust Deed on or about 1 September 2006

Existing Note Terms	terms which govern the Existing Convertible Notes

Existing Options	the quoted options which expire on 31 August 2009 with an exercise price of $0.15, issued pursuant to the 2006 Offer on or about 1 September 2006

Face Value	$0.135 per Note

Group	the Company, its wholly-owned subsidiaries and Metal Storm Inc.

Harmony Investments	Harmony Investment Fund Limited and/or Harmony Capital Partners as the context requires

Interest Bearing Notes	Notes which bear interest, which are convertible into Shares and with the rights set out in the Amended Terms

Maturity Date	the maturity date of the Existing Convertible Notes as stated in the Existing Note Terms, being 1 September 2009

Note Holder Resolution	the resolution of Note Holders required to effect the Proposal, as set out in the notice of meeting for the Note Holder meeting

Note Holders	persons whose names are entered in the register of Existing Convertible Notes, Secured Notes or Interest Bearing Notes, as the context requires, maintained by or on behalf of the Company

Notes	the Existing Convertible Notes, the Secured Notes and the Interest Bearing Notes or any of them as the context requires

O’Dwyer Related Parties	Terence O’Dwyer, Pauline O’Dwyer and Louclaben Pty Ltd

Option Holders	persons whose names are entered in the register of Existing Options maintained by or on behalf of the Company

Proposal	has the meaning given in section 2.1

Quoted Options	options to be issued to Option Holders, the terms and conditions of which are set out in Schedule 4

Secured Notes	Notes which are secured by the Charge, which are convertible into Shares and with the rights set out in the Amended Terms

Security Trust Deed	has the meaning given in section 2.4

Shareholder Resolutions	the resolutions of Shareholders under ASX Listing Rule 7.1 to approve the amendment to the Existing Note Terms and the issue of the Unquoted Options and the Quoted Options, set out more fully in the Notice of Meeting

Shareholders	persons whose names are entered in the register of Shares, maintained by or on behalf of the Company

Shares	fully paid ordinary shares in the capital of the Company

SPP	share purchase plan

Trust Deed	Metal Storm Convertible Notes Trust Deed dated 11 July 2006 between the Company and the Trustee

Trustee	ANZ Trustees Limited ABN 33 006 132 332 (formerly known as ANZ Executors & Trustee Company Limited)

Unquoted Options	options to be issued to holders of Secured Notes, the terms and conditions of which are set out in Schedule 3

Schedule 1
Current status of product development programs
3GL
The 3GL was developed to overcome many of the deficiencies of existing 40mm shoulder fired grenade launchers. Most current 40mm underslung grenade launchers are single shot. Multi-shot grenade launchers are heavy, bulky and in practice do not permit the soldier to also carry an assault rifle.
The 3GL is a semi-automatic 3 shot underslung grenade launcher that can be fitted to a soldier’s assault weapon. It carries less than 1lb additional weight penalty over a single shot M203 grenade launcher, while providing three times the firepower before reloading. This cannot be achieved using conventional weapons technology, as the mechanical auto-reload system would add many additional pounds and increase the size to the point where an underslung weapon would be impractical for the soldier on the battlefield.
Development of the 3GL has been underway for over two years. In February 2009, after extensive development and testing as a part of the Joint Collaboration Agreement with Singapore Technologies Kinetics, the 3GL achieved certification for safe man-firing using 40mm ammunition with non-explosive warheads.
Qualification for man-firing using high explosive 40mm ammunition will follow once the ammunition itself completes qualification. A more ruggedised version of the 3GL is currently undergoing the final stages of development as part of a spiral development process. Once complete, the enhanced 3GL will undertake the environmental and operational testing required to qualify it for military trials.
FireStorm™
FireStorm™ is a lightweight multi-barrel 40mm remotely operated weapons system, which the Group is currently developing to fulfil multiple roles in urban conflict, peacekeeping, convoy and asset protection and civil crowd control environments. By taking full advantage of the Group’s developments in both lethal and less-lethal munitions, it provides a greater instantaneous flexibility for military forces, law enforcement and security personnel.
FireStorm™ can be deployed on ground robots, placed on vantage points for fixed asset and perimeter protection, mounted on lightweight vehicles and used in both lethal and less lethal operations. Its guns have no moving parts in the firing sequence, eliminating the potential for mechanical reload jamming. The barrels can be hermetically sealed, yet still be available for immediate remote firing as needed. These, together with the ability to select the ammunition type remotely at the time of firing, reduce the likelihood of exposing personnel to potentially lethal enemy fire, giving a competitive advantage to FireStorm™ in this market.
FireStorm™ can deliver up to 16 high explosive grenades instantaneously onto the same target, multiplying the target damage potential of the weapon. While it is currently configured as a 4 barrel 16 shot system, its major components are modular and could be reconfigured for other purposes with, for example, more barrels, greater ammunition loads and even a combination of 40mm and 18mm calibres within the one weapon system.

Specific FireStorm™ development has been in progress for 18 months, building on the foundation of earlier 4 barrel weapons systems development including Redback™. In September 2008 Metal Storm Inc provided FireStorm™ to the US Marines for test firing by their personnel under a contract with the Marine Corps Systems Command. Less-lethal chemical payload rounds and frangible nose blunt impact chemical dispersion rounds were fired during the test.
During 2009 Metal Storm Inc expects to bid for further less lethal programs within the US military using the FireStorm™ weapons system to assist with the development of the system. FireStorm™ development is continuing with further enhancements to the electronic fire control systems and targeting, plus closer integration with robotic platform control systems.
MAUL™
The MAUL™ is an extremely lightweight 12 gauge accessory shotgun designed to fulfil a range of combat and law enforcement roles including door breaching, lethal and non-lethal response, and specialty payload delivery.
12 gauge (18mm) shotguns are in widespread use throughout the military, law enforcement and other government agencies. Shotguns offer greater versatility than conventional assault weapons, and are used to meet a range of special requirements including door breaching, short range operations, and engagements with less lethal ammunition. This versatility is set to extend as new ammunition types become available.
The MAUL™ incorporates unique Metal Storm stacked round technology, eliminating the need for mechanical parts to reload the weapon between each shot. Its profile is slim, consisting primarily of a cartridge/barrel tube plus a trigger and small battery housing. It eliminates the bulky bolt action receiver and extended magazine of legacy systems, and requires no manual action between shots.
The MAUL™ was first conceived under a contract with the US Marines Warfighting Laboratory. A proof gun and 600 munitions were delivered to the US Marines in May 2008. The gun was successfully demonstrated at a public firing at the National Defense Industrial Association show in Dallas Texas in the same month. In May 2008, the Office of Naval Research awarded a US$936,695 contract to Metal Storm Inc. to continue the development of the MAUL™ and demonstrate a fully operational unit on an M4 rifle by May 2009. This demonstration occurred at the Nellis Air Force Base in Nevada, USA on 20 May 2009.
Ammunition
A number of ammunition natures for the Group’s 40mm and 18mm systems have been developed or enhanced during the year.

40mm lethal ammunition
The low velocity 40mm lethal round programme has already completed the work for certification of test practice rounds. Limited qualification testing for high explosive rounds is now underway and is due for completion in Q3 of 2009.
The programme is designed for full integration of the ammunition with the 3GL and FireStorm™ weapon systems.
40mm less lethal ammunition
Three main types of less-lethal 40mm ammunition have been developed and are undergoing testing. Blunt impact sponge rounds were successfully test fired at the beginning of 2008. Frangible nose blunt impact chemical dispersion rounds have also been adapted for Metal Storm launchers. These rounds combine single target blunt impact with an area dispersion of an irritant or marker dye. Finally a chemical payload round was adapted for delivering tear gas or other payloads. The latter two round types were delivered as ammunition with FireStorm™ for the Marine Corps Systems Command Market Research Demonstration, and all have been successfully demonstrated at other test firings through the second half of 2008. They have yet to enter the certification process.
18mm (12 gauge) ammunition
The Group successfully developed and tested munitions technology to launch stacked FRAG 12 door breaching grenades from the MAUL™ in the first half of 2008. Additional 18mm MAUL™ munitions developed during 2008 include solid projectile, lead pellet and sponge rounds. Several other projectile natures are currently being evaluated for adaptation to the MAUL™. These rounds have yet to enter the certification process.

Schedule 2
Summary of proposed amendments to the Existing Note Terms
     Unless otherwise defined in this Explanatory Statement, capitalised terms in Schedule 2 have the meaning given to them in the Existing Note Terms.

Clause reference	Summary of amendment

1.1 Definition of Maturity Date	The Maturity Date of each Note has been amended from 1 September 2009 to 1 September 2011.

1.1 Definition of Notes	The definition has been amended from “unsecured notes convertible into Shares” to refer to the Secured Notes and the Interest Bearing Notes.

1.1 Definition of Secured Notes	A new definition of Secured Notes has been inserted. Secured Notes are defined as the notes secured by the Charge, created under the Amended Terms and with the rights set out in clause 4(b) of the Amended Terms.

1.1 Definition of Interest Bearing Notes	A new definition of Interest Bearing Notes has been inserted. Interest Bearing Notes are defined as the notes which are unsecured, created under the Amended Terms and with the rights set out in clause 4(a) of the Amended Terms.

2. Background	A new clause 2 “Background” has been inserted to summarise the history of the Notes and their division into Secured Notes and Interest Bearing Notes.

3. General terms of issue	The general terms of issue have been amended to make it clear that the payment of interest is no longer a general term of the Notes. The interest provisions are set out in clause 5.

4. Status	This clause has been amended to set out how each of the Interest Bearing Notes and Secured Notes rank as between themselves, each other and other creditors of the Company. Importantly, the Secured Notes rank ahead of all:

• debts, liabilities or claims with respect to the Interest Bearing Notes; and

• unsecured creditors of the Company.

The Interest Bearing Notes rank equally with other unsecured creditors of the Company.

Clause reference	Summary of amendment
5. Interest on Interest Bearing Notes	Interest will be payable on the Face Value of Interest Bearing Notes only. The Face Value, Interest Rate and Payment Date remain unchanged.

7(a). Conversion	Due to the division of the Notes into Interest Bearing Notes and Secured Notes, this clause has been amended so that Note Holders who hold more than 5% of the Notes on issue (whether Secured Notes or Interest Bearing Notes or a combination of both) may convert at least 250,000 Notes at any time.

Schedule 3
Unquoted Option Terms
(a)	Each option entitles the holder to subscribe for one fully paid ordinary share (Share) in the capital of Metal Storm Limited (Company) upon exercise of the option and payment of the Exercise Price (defined below).

(b)	Each option is exercisable at $0.001 (Exercise Price), payable in full on exercise of the option.

(c)	The options expire at 5:00 pm Australian Eastern Standard Time on the date which is three years from the date of issue of the options (Expiry Date).

(d)	The Company must give the holder of each option a certificate or holding statement stating:
(i)	the number of options issued to each holder;

(ii)	the Exercise Price of the options; and

(iii)	the date of issue of the options.
(e)	Holders may exercise options at any time up to the Expiry Date. Any option not exercised, automatically expires on the Expiry Date.

(f)	Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the holder to:
(i)	exercise all or a specified number of options; and

(ii)	pay the Exercise Price in full for the exercise of each such option.
(g)	The exercise notice must be accompanied by the certificate or holding statement for the options being exercised and a cheque made payable to the Company for the Exercise Price for the options being exercised.

(h)	The options will be deemed to have been exercised on the date the exercise notice is received by the Company or the share registry.

(i)	The Company will allot the Shares to which a holder is entitled following exercise of options and deliver a holding statement with respect to such Shares within the timeframe required by the ASX Listing Rules.

(j)	The exercise of only some options will not affect the rights of the holder to the balance of the options held by them.

(k)	If the holder of the options exercises less than the total number of options registered in the holder’s name:
(i)	the holder of the options must surrender its option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the holder of the options a new certificate or holding statement stating the remaining number of options held by the holder and stating the information set out in item (f) above.

(l)	Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the options has exercised its options before the record date for determining these entitlements and participates as a result of holding Shares.

(m)	All Shares issued on exercise of a option will:
(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(n)	The Company will apply to ASX Limited for official quotation of the Shares issued upon exercise of options within the time period required by the ASX Listing Rules.

(o)	The options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the ASX Listing Rules.

(p)	A holder of options does not have the right to participate in bonus issues or new issues of securities offered to shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant options.

(q)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of options (including, without limitation, the number of options to which the option holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the ASX Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(r)	If the Company makes a pro rata issue (other than a bonus issue) to existing shareholders and no Share has been issued in respect of the options before the record date for determining entitlements to the issue, the Exercise Price of each option will be reduced in the manner permitted by the ASX Listing Rules applying at the time of the pro rata issue.

(s)	If the Company makes a bonus issue to existing shareholders and no Share has been issued in respect of an option before the record date for determining entitlements to the issue, then the number of Shares over which that option is exercisable will be increased in the manner permitted by the ASX Listing Rules applying at the time of the bonus issue.

(t)	The Company is entitled to treat the registered holder of an option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

(u)	If the Company is obliged to make a payment in respect of withholding tax in relation to the options, the Company must:
(i)	promptly pay any amount deducted to the appropriate governmental taxation authority;

(ii)	if requested by the Secured Note Holder, within 30 days after that request, give to that Secured Note Holder a copy of the relevant documentation evidencing the payment; and

(iii)	issue the Secured Note Holder the net number of options after making the payment.

Schedule 4
Quoted Option Terms
(a)	Each option entitles the holder to subscribe for one fully paid ordinary share (Share) in the capital of Metal Storm Limited (Company) upon exercise of the option and payment of the Exercise Price (defined below).

(b)	Each option is exercisable at $0.15 (Exercise Price), payable in full on exercise of the option.

(c)	The options expire at 5:00 pm Australian Eastern Standard Time on 1 September 2011 (Expiry Date).

(d)	The Company must give the holder of each option a certificate or holding statement stating:
(i)	the number of options issued to each holder;

(ii)	the Exercise Price of the options; and

(iii)	the date of issue of the options.
(e)	Holders may exercise options in whole or in part at any time prior to the Expiry Date. Any option not exercised, automatically expires on the Expiry Date.

(f)	Options may only be exercised by the delivery to the registered office of the Company or the share registry of a notice in writing stating the intention of the holder to:
(i)	exercise all or a specified number of options; and

(ii)	pay the Exercise Price in full for the exercise of each such option.
(g)	The exercise notice must be accompanied by the certificate or holding statement for the options being exercised, and a cheque made payable to the Company for the Exercise Price for the options being exercised.

(h)	The options will be deemed to have been exercised on the date the exercise notice is received by the Company or the share registry.

(i)	The Company will allot the Shares to which a holder is entitled following exercise of options and deliver a holding statement with respect to such Shares within the timeframe required by the Listing Rules.

(j)	The exercise of only some options will not affect the rights of the holder to the balance of the options held by them.

(k)	If the holder of the options exercises less than the total number of options registered in the holder’s name:
(i)	the holder of the options must surrender its option certificate, if one has been issued by the Company; and

(ii)	the Company must cancel the certificate and issue the holder of the options a new certificate or holding statement stating the remaining number of options held by the holder and stating the information set out in item (f) above.

(l)	Options will not confer an entitlement to receive dividends declared and paid by the Company, nor an entitlement to vote at general meetings of the Company unless the holder of the options has exercised its options before the record date for determining these entitlements and participates as a result of holding Shares.

(m)	All Shares issued on exercise of a option will:
(i)	rank equally in all respects (including, without limitation, rights relating to dividends) with other issued Shares;

(ii)	be issued credited as fully paid;

(iii)	be duly authorised and issued by all necessary corporate action; and

(iv)	be allotted and issued free from all liens, charges and encumbrances whether known about or not including statutory and other pre-emption rights and any transfer restrictions.
(n)	The Company will apply to ASX Limited for official quotation of the options and Shares issued upon exercise of options within the time period required by the ASX Listing Rules.

(o)	The options may be transferred at any time in accordance with the Corporations Act 2001 (Cth) and the Listing Rules.

(p)	A holder of options does not have the right to participate in bonus issues or new issues of securities offered to shareholders until Shares are allotted to the holder pursuant to the exercise of the relevant options.

(q)	In the event of a reorganisation (including, without limitation, consolidation, sub-division, reduction or return) of the capital of the Company, the rights of the holders of options (including, without limitation, the number of options to which the option holder is entitled to and the exercise price) will be changed (as appropriate) in accordance with the Listing Rules applying to a reorganisation of capital at the time of the reorganisation.

(r)	If the Company makes a pro rata issue (other than a bonus issue) to existing shareholders and no Share has been issued in respect of the options before the record date for determining entitlements to the issue, the Exercise Price of each option will be reduced in the manner permitted by the Listing Rules applying at the time of the pro rata issue.

(s)	If the Company makes a bonus issue to existing shareholders and no Share has been issued in respect of an option before the record date for determining entitlements to the issue, then the number of Shares over which that option is exercisable will be increased in the manner permitted by the Listing Rules applying at the time of the bonus issue.

(t)	The Company is entitled to treat the registered holder of an option as the absolute holder of that option and is not bound to recognise any equitable or other claim to, or interest in, that option on the part of any person other than the registered holder, except as ordered by a court of competent jurisdiction or as required by statute.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Metal Storm Limited
Date: June 30, 2009	By:	/s/ Peter Wetzig
		Name:	Peter Wetzig
		Title:	Company Secretary